--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             THE TURNER CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                     RWE AG
                                  HOCHTIEF AG
                             BETA ACQUISITION CORP.
                                   (BIDDERS)

   COMMON STOCK, PAR VALUE $1.00 PER SHARE (INCLUDING THE ASSOCIATED RIGHTS)
    SERIES C 8 1/2% CONVERTIBLE PREFERENCE STOCK, PAR VALUE $1.00 PER SHARE SERIES D 8 1/2% CONVERTIBLE PREFERENCE STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            COMMON STOCK: 900273103
               SERIES C 8 1/2% CONVERTIBLE PREFERENCE STOCK: NONE
               SERIES D 8 1/2% CONVERTIBLE PREFERENCE STOCK: NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                           DR.-ING. BERNHARD BURKLIN
                                  HOCHTIEF AG
                                  OPERNPLATZ 2
                                  45128 ESSEN
                                    GERMANY
                               (011) 49-201-824-0
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH COPIES TO:
                             SPENCER D. KLEIN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-848-4000
                            ------------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
               TRANSACTION VALUATION                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                 $370,105,100.88*                                      $74,021.02**
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

  * Calculated by multiplying $28.625, the per share common stock tender offer price, by 13,753,331, the sum of the 9,181,456 currently outstanding shares of Common Stock, the 2,400,000 shares of Common Stock currently issuable upon conversion of Series C 8 1/2% Convertible Preference Stock and Series D 8 1/2% Convertible Preference Stock, and the 2,171,875 shares of Common Stock currently issuable pursuant to stock options, restricted stock units and directors stock awards and subtracting from such sum $23,583,999 (which equals $12.63, the average exercise price for each stock option, multiplied by 1,867,300, the number of shares subject to stock options).

 ** Calculated as 1/50 of 1% of the transaction value.

 [ ] Check box if any part of the fee is offset as provided for by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of schedule and the date of its filing. Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

    AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
    FORM OR REGISTRATION NO.: NOT APPLICABLE.
    FILING PARTY: NOT APPLICABLE.
    DATE FILED: NOT APPLICABLE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

---------------------------------------------------------------------------
  1.       Name of Reporting Person
           S.S. or I.R.S. Identification No. of Person Above
           RWE AG
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a member of a Group
           (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds AF
---------------------------------------------------------------------------
  5.       Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Incorporation
           Germany
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           2,756,278 shares of common stock that may be deemed
           beneficially owned pursuant to Stockholders Agreement
           described in Section 11 ("Purpose of the Offer; Plans for
           the Company after the Offer and the Merger") of the Offer to
           Purchase.
---------------------------------------------------------------------------
  8.       Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7)
           23.8%
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

---------------------------------------------------------------------------
  1.       Name of Reporting Person
           S.S. or I.R.S. Identification No. of Person Above
           HOCHTIEF AG
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a member of a Group
           (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds
           WC/BK
---------------------------------------------------------------------------
  5.       Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Incorporation
           Germany
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           2,756,278 shares of common stock that may be deemed
           beneficially owned pursuant to Stockholders Agreement
           described in Section 11 ("Purpose of the Offer; Plans for
           the Company after the Offer and the Merger") of the Offer to
           Purchase.
---------------------------------------------------------------------------
  8.       Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares
           [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7)
           23.8%
---------------------------------------------------------------------------
  10.      Type of Reporting Person
           CO
---------------------------------------------------------------------------

---------------------------------------------------------------------------
  1.       Name of Reporting Person
           S.S. or I.R.S. Identification No. of Person Above
           BETA ACQUISITION CORP.
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a member of a Group
           (a) [ ] (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds
           AF
---------------------------------------------------------------------------
  5.       Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Incorporation
           Delaware
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           2,756,278 shares of common stock that may be deemed
           beneficially owned pursuant to Stockholders Agreement
           described in Section 11 ("Purpose of the Offer; Plans for
           the Company after the Offer and the Merger") of the Offer to
           Purchase.
---------------------------------------------------------------------------
  8.       Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares
           [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7)
           23.8%
---------------------------------------------------------------------------
  10.      Type of Reporting Person
           CO
---------------------------------------------------------------------------

     This Statement relates to the offer by Beta Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of HOCHTIEF AG, a corporation organized under the laws of Germany ("Parent"), to purchase
(i) all the issued and outstanding shares of common stock, par value $1.00 per share ("Company Common Stock"), including the associated rights (the "Rights") issued pursuant to the Rights Agreement, dated as of September 21, 1998, between the Company (as defined below) and First Chicago Trust Company of New York, as rights agent (the "Rights Agreement"), of The Turner Corporation, a Delaware corporation (the "Company"), and (ii) all the issued and outstanding shares of
(A) Series C 8 1/2% Convertible Preference Stock, par value $1.00 per share, of the Company ("Series C Preferred Stock") and (B) Series D 8 1/2% Convertible Preference Stock, par value $1.00 per share, of the Company ("Series D Preferred Stock" and, together with the Series C Preferred Stock being hereinafter collectively referred to as the "Company Preferred Stock"), at a price of $28.625 per share of Company Common Stock (such amount being the "Per Share Amount"), $4,770.8333 per share of Series C Preferred Stock and $4,293.75 per share of Series D Preferred Stock, in each case, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 1999, and in the related Letters of Transmittal (each, a "Letter of Transmittal"; which, together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"). Shares of Company Common Stock and shares of Company Preferred Stock are hereinafter collectively referred to as "Shares". Parent is an indirect subsidiary of RWE AG, a corporation organized under the laws of Germany ("RWE").

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") also constitutes a Statement on Schedule 13D with respect to the acquisition by RWE, Parent and Purchaser of beneficial ownership of the shares of Company Common Stock and Company Preferred Stock referred to on the cover hereof. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is The Turner Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 375 Hudson Street, New York, New York 10014.

     (b) The information set forth in the Introduction of the Offer to Purchase and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d) and (g) This Statement is filed by RWE, Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of RWE, Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and each of the members of the executive boards and supervisory boards of RWE and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of RWE, Purchaser or Parent, and, to the best knowledge of RWE, Purchaser and Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning RWE, Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning RWE, Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth under Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares; Exchange Listings and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning RWE, Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning RWE, Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning RWE, Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth under Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under Section 13 ("Effect of the Offer and Merger on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and Letter of Transmittal and the Agreement and Plan of Merger, dated as of August 16, 1999, among parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(3) and (c)(1), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Form of Offer to Purchase, dated August 20, 1999.
    (a)(2)  Form of Letter of Transmittal with Respect to the Company
            Common Stock.
    (a)(3)  Form of Letter of Transmittal with Respect to the Company
            Preferred Stock.
    (a)(4)  Form of Notice of Guaranteed Delivery with Respect to the
            Company Common Stock.
    (a)(5)  Form of Notice of Guaranteed Delivery with Respect to the
            Company Preferred Stock.
    (a)(6)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
    (a)(7)  Form of Letter from Brokers, Dealers, Commercial Banks,
            Trust Companies and Nominees to Clients.
    (a)(8)  Form of Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9.
    (a)(9)  Summary Advertisement as published in The Wall Street
            Journal on August 20, 1999.
    (a)(10) Press Release issued by Parent on August 16, 1999.
    (a)(11) Press Release issued by the Company on August 16, 1999.
    (a)(12) Press Release issued by Parent on August 20, 1999.
    (b)     None.
    (c)(1) Agreement and Plan of Merger, dated as of August 16, 1999, among Parent, Purchaser and the Company.
    (c)(2)  Stockholders Agreement, dated as of August 16, 1999, among
            Ellis T. Gravette, Thomas C. Leppert, Robert E. Fee, Leif
            Lomo, G. Jeffrey Records, Jr., Walter G. Ehlers, Charles H.
            Moore, Jr., John O. Whitney, Donald G. Sleeman, Heinrich
            Baumann-Steiner, A. Gary Fieger, Peter K. Steiner, Fieger
            International Inc., EBSPSW Holding AG, Parent and Purchaser.
    (c)(3) Confidentiality Agreement, dated as of April 1, 1999, between Parent and the Company.
    (d)     None.
    (e)     Not applicable.
    (f)     None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1999

                                          RWE AG

                                          BY: /S/  RUDOLF SCHWAN

                                            ------------------------------------
                                            NAME: Rudolf Schwan
                                            TITLE: Member of the Executive Board

                                          RWE AG

                                          BY: /s/ CLEMENS BORSIG

                                            ------------------------------------
                                            NAME: Clemens Borsig
                                            TITLE: Chief Financial Officer

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1999

                                          HOCHTIEF AG

                                          BY: /S/  HANS-PETER KEITEL

                                            ------------------------------------
                                            NAME: Hans-Peter Keitel
                                            TITLE: Chairman and Chief Executive
                                                   Officer

                                          HOCHTIEF AG

                                          BY: /S/  HANS-WOLFGANG KOCH

                                            ------------------------------------
                                            NAME: Hans-Wolfgang Koch
                                            TITLE: Member of the Executive Board

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1999

                                          BETA ACQUISITION CORP.

                                          BY:/S/ BERNHARD BURKLIN

                                            ------------------------------------
                                            NAME: Bernhard Burklin
                                            TITLE: Vice President

                                 EXHIBIT INDEX

EXHIBIT

(a)(1)     Form of Offer to Purchase, dated August 20, 1999.
(a)(2)     Form of Letter of Transmittal with Respect to the Company
           Common Stock.
(a)(3)     Form of Letter of Transmittal with Respect to the Company
           Preferred Stock.
(a)(4)     Form of Notice of Guaranteed Delivery with Respect to the
           Company Common Stock.
(a)(5)     Form of Notice of Guaranteed Delivery with Respect to the
           Company Preferred Stock.
(a)(6)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(7)     Form of Letter from Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees to Clients.
(a)(8)     Form of Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form W-9.
(a)(9)     Summary Advertisement as published in The Wall Street
           Journal on August 20, 1999.
(a)(10)    Press Release issued by Parent on August 16, 1999.
(a)(11)    Press Release issued by the Company on August 16, 1999.
(a)(12)    Press Release issued by Parent on August 20, 1999.
(b)        None.
(c)(1) Agreement and Plan of Merger, dated as of August 16, 1999, among Parent, Purchaser and the Company.
(c)(2)     Stockholders Agreement, dated as of August 16, 1999, among
           Ellis T. Gravette, Thomas C. Leppert, Robert E. Fee, Leif
           Lomo, G. Jeffrey Records, Jr., Walter G. Ehlers, Charles H.
           Moore, Jr., John O. Whitney, Donald G. Sleeman, Heinrich
           Baumann-Steiner, A. Gary Fieger, Peter K. Steiner, Fieger
           International Inc., EBSPSW Holding AG, Parent and Purchaser.
(c)(3) Confidentiality Agreement, dated as of April 1, 1999, between Parent and the Company.
(d)        None.
(e)        Not applicable.
(f)        None.